                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO
                                 (Rule 14D-100)

    TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 4)

                           CAREY INTERNATIONAL, INC.
                           (Name of Subject Company)
                           ALUWILL ACQUISITION CORP.
                           CAREY INTERNATIONAL, INC.
                           (Offerors Filing Schedule)
                          CHARTWELL INVESTMENTS II LLC
                            LIMOUSINE HOLDINGS, LLC
                               VIP HOLDINGS, LLC
                              VIP HOLDINGS II, LLC
                             VIP HOLDINGS III, LLC
                               FORD MOTOR COMPANY
                             VINCENT A. WOLFINGTON
                            (Affiliates of Offerors)
                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)
                                   141750109
                     (CUSIP Number of Class of Securities)

                 VINCENT A. WOLFINGTON                                       TODD R. BERMAN
         CHAIRMAN AND CHIEF EXECUTIVE OFFICER                                   PRESIDENT
               CAREY INTERNATIONAL, INC.                              CHARTWELL INVESTMENTS II LLC
        4530 WISCONSIN AVE., N.W., FIFTH FLOOR                        717 FIFTH AVENUE, 23RD FLOOR
                WASHINGTON, D.C.  20016                                 NEW YORK, NEW YORK 10022
                    (202) 895-1200                                            (212) 521-5500
     (Name, Address and Telephone Number of Person            (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications on       Authorized to Receive Notices and Communications on
 Behalf of Carey International, Inc.)                                    Behalf of the Offerors)

                                            WITH A COPY TO:

                JOHN P. DRISCOLL, JR.                                       RUSSELL W. PARKS, JR.
                   JAMES E. DAWSON                                              PAUL A. BELVIN
            NUTTER, MCCLENNEN & FISH, LLP                         AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.
               ONE INTERNATIONAL PLACE                           1333 NEW HAMPSHIRE AVENUE, N.W., SUITE 400
                  BOSTON, MA  02110                                         WASHINGTON, DC 20036
                   (617) 439-2000                                             (202) 887-4000

                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation*                     Amount of Filing Fee*
--------------------------------------------------------------------------------
    $214,868,310                               $42,973.66
--------------------------------------------------------------------------------

* Estimated for purposes of calculating amount of filing fee only. This amount assumes the purchase of all outstanding shares of common stock (the "Shares") of Carey International, Inc. at the tender offer price of $18.25 per Share. As of July 24, 2000, there were (1) 9,848,729 Shares issued and outstanding and (2) unexercised options and warrants to acquire 1,924,877 Shares with an exercise price of less than $18.25 per Share. Based on the foregoing, the transaction value is equal to the product of (1) the sum of 9,848,729 Shares outstanding and 1,924,877 Shares subject to options and warrants to purchase Shares with an exercise price of less than $18.25 per Share, and (2) $18.25 per Share. The amount of the filing fee, calculated in accordance with Section 14(g) and Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previous Paid: $42,973.66         Filing Party: Carey International, Inc.
Form or Registration No.: Schedule TO    Date Filed: August 3, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  Third-party tender offer subject to Rule 14d-1.
[X]  Issuer tender offer subject to Rule 13e-4.
[X]  Going-private transaction subject to Rule 13e-3.
[ ]  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 4 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on August 3, 2000, as amended by Amendment No. 1 thereto filed with the Commission on September 1, 2000, Amendment No. 2 thereto filed with the Commission on September 7, 2000 and Amendment No. 3 thereto filed with the Commission on September 13, 2000 (the "Schedule TO"), by Carey International, Inc., a Delaware corporation ("Carey International"), and Aluwill Acquisition Corp., a Delaware corporation ("Acquisition Company"), VIP Holdings, LLC, a Delaware limited liability company, VIP Holdings II, LLC, a Delaware limited liability company, VIP Holdings III, LLC, a Delaware limited liability company, Limousine Holdings, LLC, a Delaware limited liability company ("Parent"), Chartwell Investments II LLC, a Delaware limited liability company ("Chartwell"), Ford Motor Company, a Delaware corporation ("Ford"), and Vincent
A. Wolfington. Carey International and Acquisition Company are collectively referred to herein as the "Offerors." VIP Holdings, LLC, VIP Holdings II, LLC and VIP Holdings III, LLC (collectively, "Holdings") and Parent, Chartwell and Ford are affiliates of Acquisition Company (the "Affiliates"). The Schedule TO relates to the offer by the Offerors to purchase all of the outstanding shares of Carey International's common stock, par value $0.01 per share, at a price of $18.25, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 3, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal"), which, as each may be amended and supplemented from time to time, together constitute the "Offer." Capitalized terms used by not defined herein have the meanings assigned to such terms in the Offer to Purchase.

ITEMS 1, 4 AND 6.

     Items 1, 4 and 6 of the Schedule TO are hereby amended and supplemented as follows:

     On September 15, 2000, the Offerors issued a press release announcing that they had extended the date and time of the expiration of the Offer to September 18, 2000, at 2:00 p.m., New York City time. The expiration of the Offer remains subject to further extension, subject to the terms of the Offer. A copy of the press release is being filed herewith as Exhibit (a)(5)(x) and is incorporated herein by reference.

ITEM 1.

     Item 1 of the Schedule TO is hereby amended and supplemented as follows:

     The Offer to Purchase is amended by revising the answer to the question captioned "What is the purpose of the Offer?" on page iv by replacing "92.0%" in the first sentence of the answer with "91.2%" and by replacing "8.0%" in the first sentence of the answer with 8.8%".

ITEM 4.

     The Offer to Purchase is amended by revising the last paragraph on page 13 under the section titled "Recommendation of the Board of Directors; Fairness of the Offer and the Merger -- The Board of Directors" to read as follows:

          "Each of Acquisition Company, Holdings, Parent, Chartwell and Ford believes that the Offer and the Merger are fair to and in the best interests of the holders of Shares (other than the Management Investors). They base their belief on the following factors: (i) the conclusions and unanimous recommendation of the Special Committee and the Board; (ii) the considerations referred to above as having been taken into account by the Special Committee, including, among others, (1) the fact that the Merger Agreement and the transactions contemplated thereby were the product of arm's length negotiations among Acquisition Company, Parent and a Special Committee composed of four independent directors, (2) the fact that the $18.25 per Share cash consideration to be paid in the Offer represents a substantial premium over the trading price of the Shares prior to the announcement on June 29, 2000 that Carey International was in negotiations regarding a possible acquisition of Carey International, (3) the fact that the Special Committee received an opinion from FBR that, as of the date of the FBR Opinion and subject to the assumptions, limitations and qualifications set forth in the FBR Opinion, the $18.25 per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than the Management Investors) was fair to such holders from a financial point of view, and (4) the fact that the transaction is structured as an immediate cash tender offer in which the holders of Shares (other than the Management Investors) have the opportunity to obtain cash for all of their Shares at the earliest possible time; (iii) the fact that the Board received an opinion from BGC that, as of the date of the BGC Opinion and subject to the assumptions, limitations and qualifications set forth in the BGC Opinion, the $18.25 per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than the Management Investors) was fair to such holders from a financial point of view; and (iv) the financial analyses prepared by FBR and BGC as set forth above. Each of Acquisition Company, Holdings, Parent, Chartwell and Ford believes that the Offer and the Merger are procedurally fair to the holders of Shares (other than the Management Investors) for the reasons referred to above as having been taken into account by the Board of Directors."

ITEMS 4 AND 6.

     Items 4 and 6 of the Schedule TO is hereby amended and supplemented as follows:

     The Offer to Purchase is amended by revising the second full paragraph of the section titled "Purpose and Structure of the Transaction" on page 22 by replacing "92.0%" in the penultimate sentence of the paragraph with "91.2" and by replacing "8.0%" in the penultimate sentence of the paragraph with "8.8%".

     The Offer to Purchase is amended by revising the third full paragraph of the section titled "Plans for Carey International after the Transaction" on page 23 by replacing "92.0%" in the first sentence of the paragraph with "91.2%" and by replacing "8.0%" in the first sentence of the paragraph with "8.8%".

ITEMS 4, 5 AND 6.

     Items 4, 5 and 6 of the Schedule TO are hereby amended and supplemented as follows:

     The Offer to Purchase is amended by replacing "705,000" in the first sentence of the subsection captioned "Effect on the Capital Stock of Acquisition Company and Acquisition Company Sub" on page 28 with "720,000".

     The Offer to Purchase is amended by revising the first sentence of the fourth paragraph of the subsection captioned "Wolfington Employment Agreement" on page 40 to read as follows:

          "In the event that Mr. Wolfington's employment agreement is terminated by Carey International without "cause" or by Mr. Wolfington for "good reason," Mr. Wolfington will be entitled to receive (a) salary continuation at his annual base salary then in effect for the remaining term of the agreement or three years, whichever is longer; (b) continuation of health benefits available to him under the terms of applicable benefit plans and programs in which he participates for the remaining term of the agreement or three years, whichever is longer; and (c) a pro rata portion of his bonus for the year in which his employment agreement is terminated based on the date of such termination."

     The Offer to Purchase is amended by adding the following sentence as the third sentence of the fourth paragraph of the subsection captioned "Wolfington Employment Agreement" on page 41:

     "At that time, Mr. Wolfington will receive payments equal to 80 percent of his base salary. Mr. Wolfington also will be entitled to receive continuation of health benefits available to him under the terms of applicable benefit plans and programs in which he participates for such period of time that he is entitled to receive disability payments."

     The Offer to Purchase is amended by deleting the phrase "in consideration of the payment of $50,000" on page 41 in the second paragraph of the subsection captioned "Dailey Retirement and Consulting Agreement."

     The Offer to Purchase is amended by deleting the last sentence of the paragraph captioned "Exercise of Options and Sale of Option Shares" on page 42 and by revising the first sentence of that paragraph to read as follows:

     "Exercise of Options and Conversion of Option Shares. Pursuant to the Option Exercise Agreements, each Option Holder will agree that immediately prior to the Effective Time of the Merger, such Option Holder will exercise certain Company Options that have a per Share exercise price (the "Exercise Price") less than the Offer Price (the "In-the-Money Options") so that the Shares acquired upon the exercise can be rolled over into common stock of the Surviving Corporation."

     The Offer to Purchase is amended by revising the last sentence of the paragraph captioned "Cancellation of Options" on page 42 to read as follows:

     "In exchange for agreeing to the cancellation of such Company Options, each Option Holder will receive a cash payment equal to (i) the product, for each Company Option, of (a) the Offer Price less the Exercise Price per Share for each Company Option cancelled and (b) the number of Shares subject to such Company Option, minus (ii) the balance due on the promissory note described above that is delivered as any portion of the Exercise Price of the Company Option."

     The Offer to Purchase is amended by deleting the paragraph captioned "Agreement to Tender Shares" on page 42 in its entirety.

     The Offer to Purchase is amended by deleting the penultimate sentence of the paragraph captioned "Representations, Warranties and Covenants" on pages 42 and 43.

     The Offer to Purchase is amended by adding the following sentence to the end of the second full paragraph under the section titled "The Merger Agreement and Related Documents; Management Consulting Agreements" on page 43:

     "Such termination payment will not be payable if the agreement is terminated in connection with any sale of substantially all the assets of Carey International or any merger or consolidation of Carey International that involves a change of control of Carey International."

     The Offer to Purchase is amended by revising the first full paragraph of the subsection captioned "Equity Participation by Directors and Executive Officers of Carey International" on page 43 by replacing "$3,872,121" in the last sentence of the paragraph with "$3,930,028".

     The Offer to Purchase is amended by revising the first three sentences of the first full paragraph on page 44 under the subsection captioned "Equity Participation by Directors and Executive Officers of Carey International" to read as follows:

          "The Management Investors, consisting of Vincent A. Wolfington, Richard A. Anderson, Jr., Jonathan Goldberg, Don R. Dailey, David H. Haedicke, Gary L. Kessler, Devin J. Murphy, Sally A. Snead, Guy C. Thomas, Eugene S. Willard and John C. Wintle, will have certain of their Shares (including Shares acquired upon the exercise of Company Options) converted pursuant to the Merger Agreement into common stock of the Surviving Corporation or will rollover the consideration to be received in respect of their Company Options to purchase common stock of the Surviving Corporation equaling a total of approximately 8.8% of the Surviving Corporation. Mr. Wolfington will convert 97,190 currently outstanding Shares plus 182,810 Shares acquired (net of exercise price) upon the exercise of Company Options (or rollover the consideration to be received in respect of such Shares) into shares of the Surviving Corporation. The ten other Management Investors will convert an aggregate of 102,020 Shares acquired (net of exercise price) upon the exercise of Company Options (or rollover the consideration to be received in respect of such Shares) into common stock of the Surviving Corporation."

     The Offer to Purchase is amended by revising the first full paragraph on page 44 under the subsection captioned "Equity Participation by Directors and Executive Officers of Carey International" to delete the phrase "rights of first refusal" from the existing last sentence of the paragraph and insert in lieu thereof the phrase "tag along rights," and to add the following sentence as the new last sentence of the paragraph:

     "In addition, Mr. Wolfington will receive preemptive rights with respect to certain future issuances of common stock of the Surviving Corporation."

     The Offer to Purchase is amended by revising the last sentence of the paragraph captioned "Option Repricing and Acceleration" on page 45 to read as follows:

     "With the exception of one executive officer's Company Option to purchase 10,000 Shares and two non-executive officer Management Investors' Company Options to purchase an aggregate of 11,333 Shares, no Company Options held by executive officers or Management Investors were repriced in May 2000."

ITEMS 4, 6, 7, and 9.

     Items 4, 6, 7 and 9 of the Schedule TO are hereby amended and supplemented as follows:

     The Offer to Purchase is amended by revising subsection (i) of the last paragraph on page 2 to read as follows:

     "(i) certain holders (the "Option Holders") of Plan Options have agreed to enter into Option Exercise/Cancellation Agreements with Acquisition Company (the "Option Exercise Agreements"), pursuant to which, among other matters, the Option Holders will agree that immediately prior to the Effective Time of the Merger, such Option Holder will exercise certain Company Options that have a per Share exercise price (the "Exercise Price") less than the Offer Price so that the Shares acquired upon the exercise (collectively, the "Option Exericise Shares") can be rolled over into common stock of the Surviving Corporation, and"

                                   SIGNATURE

  After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2000

                            Carey International, Inc.

                                     By: /s/ Vincent A. Wolfington
                                         --------------------------
                                     Name: Vincent A. Wolfington
                                     Title: Chairman and Chief Executive Officer

                                     Aluwill Acquisition Corp.

                                     By: /s/ Todd Berman
                                         ---------------
                                     Name: Todd Berman
                                     Title: President

                                     Limousine Holdings, LLC

                                     By:   /s/ Todd Berman
                                          ----------------
                                     Name:  Todd Berman
                                     Title:  Manager

                                     VIP Holdings, LLC

                                     By: /s/ Todd Berman
                                         ---------------
                                     Name: Todd Berman
                                     Title: Manager

                                     VIP Holdings II, LLC

                                     By: /s/ Todd Berman
                                         ---------------
                                     Name: Todd Berman
                                     Title: Manager

                                     VIP Holdings III, LLC

                                     By: /s/ Todd Berman
                                         ---------------
                                     Name: Todd Berman
                                     Title: Manager

                                     Chartwell Investments II LLC

                                     By: /s/ Todd Berman
                                         ---------------
                                     Name: Todd Berman
                                     Title: Manager

                                     Ford Motor Company

                                     By: /s/ Peter Sherry
                                         ----------------
                                     Name: Peter Sherry
                                     Title: Assistant Secretary

                                     /s/ Vincent A. Wolfington
                                     -------------------------
                                     Vincent A. Wolfington

                                 EXHIBIT INDEX


(a)(1)(i)*    Offer to Purchase.
(a)(1)(ii)*   Letter of Transmittal.
(a)(2)** Letter to Stockholders from Vincent A. Wolfington, Chairman and Chief Executive Officer of Carey International, dated August 3, 2000.
(a)(3)*       See exhibit (a)(1)(i).
(a)(4)        Not applicable.
(a)(5)(i)*    Notice of Guaranteed Delivery.
(a)(5)(ii)* Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(iii)*  Letter to Clients for use by Brokers, Dealers, Commercial Banks,
              Trust Companies and Other Nominees.
(a)(5)(iv)* Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(5)(v)* Press Release dated July 19, 2000. Incorporated by reference to Carey International's Schedule TO-C filed on July 19, 2000.
(a)(5)(vi)* Letter to Employees, Subsidiaries and Licensees dated July 20, 2000. Incorporated by reference to Carey International's Schedule TO-C filed on July 20, 2000.
(a)(5)(vii)*  Summary Advertisement dated August 3, 2000.
(a)(5)(viii)* Press Release dated August 31, 2000.
(a)(5)(ix)*   Press Release dated September 7, 2000.
(a)(5)(x)     Press Release dated September 15, 2000.
 (b)(i)* Senior Credit Facility Commitment Letter, dated July 12, 2000, by and among Chartwell, First Union National Bank, Fleet National Bank, First Union Securities and Fleet Robertson Stephens Inc.
 (b)(ii)* Senior Subordinated Note Commitment Letter, dated July 12, 2000, by and among Chartwell, GarMark Advisors L.L.C. and First Union Investors, Inc.
 (b)(iii)* Form of Loan Agreement by and between Acquisition Company and Carey International.
 (c)(1)**     Opinion of Benedetto, Gartland & Company, Inc., dated July 15,
              2000.
 (c)(2)* Presentation by Benedetto, Gartland & Company, Inc., made to Carey International's Board of Directors on July 15, 2000.
 (c)(3)**     Opinion of Friedman Billings Ramsey & Co., Inc., dated July 15,
              2000.
 (c)(4)* Presentation of Friedman Billings Ramsey & Co., Inc., made to the Special Committee of the Board of Directors on July 15, 2000.
 (d)(i)* Agreement and Plan of Merger, dated as of July 19, 2000, by and among Carey International, Acquisition Company, Parent and Eranja Acquisition Sub, Inc. and certain exhibits thereto. Incorporated by reference to Exhibit 2.1 to Carey International's Current Report on Form 8-K dated July 19, 2000 and filed on July 26, 2000.

 (d)(ii)* Stock Option Agreement, dated as of July 19, 2000, by and among Parent, Acquisition Company and Carey International. Incorporated by reference to Exhibit 4.1 to Carey International's Current Report on Form 8-K dated July 19, 2000 and filed on July 26, 2000.
(d)(iii)* Employment Agreement, dated as of May 12, 2000, by and between Carey International and Vincent A. Wolfington.
(d)(iv)* Employment Agreement, dated as of May 12, 2000, by and between Carey International and Don R. Dailey.
(d)(v)* Severance, Change of Control and Noncompetition Agreement, dated as of May 12, 2000, by and between Carey International and David
              H. Haedicke.
(d)(vi)* Severance, Change of Control and Noncompetition Agreement, dated as of May 12, 2000, by and between Carey International and Devin
              J. Murphy.
(d)(vii)* Severance, Change of Control and Noncompetition Agreement, dated as of May 12, 2000, by and between Carey International and Sally
              A. Snead.
(d)(viii)* Severance, Change of Control and Noncompetition Agreement, dated as of May 12, 2000, by and between Carey International and Guy C. Thomas.
(d)(ix)* Severance, Change of Control and Noncompetition Agreement, dated as of May 12, 2000, by and between Carey International and Eugene
              S. Willard.
(d)(x)* Severance, Change of Control and Noncompetition Agreement, dated as of May 12, 2000, by and between Carey International and John C. Wintle.
(d)(xi)* Agreement to enter into Option Exercise/Cancellation Agreement, dated as of July 19, 2000, by and between Acquisition Company and Vincent A. Wolfington.
(d)(xii)* Agreement to enter into Option Exercise/Cancellation Agreement, dated as of July 19, 2000, by and between Acquisition Company and Don R. Dailey.
(d)(xiii)* Agreement to enter into Option Exercise/Cancellation Agreement, dated as of July 19, 2000, by and between Acquisition Company and Richard A. Anderson, Jr.
(d)(xiv)* Agreement to enter into Option Exercise/Cancellation Agreement, dated as of July 19, 2000, by and between Acquisition Company and David H. Haedicke.
(d)(xv)* Agreement to enter into Option Exercise/Cancellation Agreement, dated as of July 19, 2000, by and between Acquisition Company and Gary L. Kessler.
(d)(xvi)* Agreement to enter into Option Exercise/Cancellation Agreement, dated as of July 19, 2000, by and between Acquisition Company and Devin J. Murphy.
(d)(xvii)* Agreement to enter into Option Exercise/Cancellation Agreement, dated as of July 19, 2000, by and between Acquisition Company and Sally A. Snead.
(d)(xviii)* Agreement to enter into Option Exercise/Cancellation Agreement, dated as of July 19, 2000, by and between Acquisition Company and Guy C. Thomas.
(d)(xix)* Agreement to enter into Option Exercise/Cancellation Agreement, dated as of July 19, 2000, by and between Acquisition Company and Eugene S. Willard.
(d)(xx)* Agreement to enter into Option Exercise/Cancellation Agreement, dated as of July 19, 2000, by and between Acquisition Company and John C. Wintle.
(e)(i)* Form of Letter Agreement to be entered into by and between Chartwell and Acquisition Company.
(e)(ii)* Form of Management Consulting Agreement to be entered into by and between Carey International and Chartwell.
(e)(iii)* Form of Management Consulting Agreement to be entered into by and between Carey International and Ford.

(f)** Section 262 of the Delaware General Corporation Law regarding Appraisal Rights.
(g)           Not applicable.
(h)           Not applicable.
____________
* Previously filed.
**  Included in copies of the Offer to Purchase (Exhibit (a)(1)(i)).